SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 18, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: PARTNER COMMUNICATIONS ANNOUNCES THAT S&P MAALOT HAS AFFIRMED THE COMPANY’S ilAA-/Stable CREDIT RATING

PARTNER COMMUNICATIONS ANNOUNCES THAT
S&P MAALOT HAS AFFIRMED THE COMPANY’S
ilAA-/Stable CREDIT RATING

Rosh Ha’ayin, Israel, August 18, 2014 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, reports today that Standard & Poor’s Maalot (“S&P Maalot”), has published a complete analysis report regarding the Company. In its report, S&P Maalot affirmed the Company’s ilAA-/Stable credit rating.

For further information, please see S&P Maalot’s complete report dated August 18, 2014 on: http://www.maalot.co.il/publications/495/OTRPar20140818112751.pdf, or its unofficial English-language translation attached to the immediate report on Form 6-K to be furnished to the Securities and Exchange Commission today.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

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We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. For further information regarding the above-mentioned risks, uncertainties and assumptions and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC, as well as its current reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

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Partner Communications Co. Ltd.

August 18, 2014

Primary Credit Analyst:

Tamar Stein, 972-3-7539721 tamar.stein@standardandpoors.com

Secondary Credit Analyst:

Gil Avrahami, 972-3-7539719 gil.avrahami@standardandpoors.com

Table of Contents

Rationale

Rating Outlook

Standard & Poor’s Base-Case Scenario

Company Description

Business Risk

Financial Risk

Liquidity

Covenant Analysis

Other Modifiers

Reconciliation

Related Criteria And Research

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot. In the case of any discrepancy with the official Hebrew version published on August 18, 2014, the Hebrew version shall apply.

Partner Communications Co. Ltd

Partner Communications Co. Ltd.

Corporate Credit Rating		ilAA-/Stable
Rationale
Business Risk		Financial Risk

●	Exposure to changes in the Israeli communication market, including changes in regulation and intensified competition.	●	Financialpolicysupportiveofleverage stabilization.

●	Maintaining a 29% share in the communication market characterized by intensified competition.	●	“Adequate” liquidity, according to our definitions.

●	Expanding the activity mix in various communication areas.	●	Assumed moderate dividend distribution policy.

●	Low profitability compared with major competitors.	●	Positive free cash flow for an extended period of time.

Outlook: Stable

The stable rating outlook reflects our estimate that the company will maintain its deleveraging policy, while continuing to generate operating cash flows and maintaining a moderate financial policy. We assume that Partner will maintain its current financial risk profile and an adequate liquidity level in the next 12 months, while confronting the changes that characterize the Israeli communication market.

We consider a debt-to-EBITDA adjusted ratio of about 3.5x and an EBITDA-to-revenues adjusted ratio of about 25% to be commensurate with the current rating.

Downside Scenario

We may consider a rating downgrade if the company’s business risk profile significantly deteriorates due to intense  market  competition.  A  rating  downgrade  may  also  be  necessary in  case  of  deterioration of  the company’s operating performance, increase in leverage, weakening of the liquidity profile and increase in communication market instability, that will lead to a debt-to-EBITDA adjusted ratio higher than 3.5x and an EBITDA-to-revenues adjusted ratio lower than 25%.

Upside Scenario

A rating upgrade is unlikely at this point, due to the competition and instability in the communication market, and the need to significantly improve the company’s financial profile. However, we will consider a positive rating action if the company sustainably presents a debt-to-EBITDA adjusted ratio of no more than 3.0x and an EBITDA-to-revenues ratio higher than 35%.

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Partner Communications Co. Ltd

Standard & Poor’s Base-Case Scenario

In our base-case scenario we anticipate some erosion in operating profitability, despite the deceleration in the downward trend in revenues and EBITDA. We also assume that, despite the expected decrease in debt in the next two years, leverage levels could somewhat increase due to EBITDA erosion. Our base-case scenario assumes that the company will continue to generate significant cash flows and maintain a moderate dividend policy.

Principal Assumptions		Key Metrics

●	Slower erosion in revenues, especially in revenues from mobile services.		1023A	1024E	1025E

●	Maintaining a 35%-36% gross profit margin in 2014 and 2015.	EBITDA margin	28%	26%-28%	25%-27%

●	Continued decrease in expenses and slower erosion of EBITDA, but continued erosion of operating profit margin.	FFO/debt	22%	18%-21%	18%-21%

●	Unchanged investment levels in 2014 and 2015 compared with 2013, since the company has already completed most of its investments in the 4G network.	Debt/EBIDTA	3.6x	3.5x-3.7x	3.5x-3.8x
		A – Actual, E – Estimate.

Company Description

The company is one of the three largest communication companies in Israel, operating under the “Orange” and “012” brand names. The company is active in two main segments: mobile network communication and fixed telephony services. Mobile network communication contributes most of the company’s revenues, and includes all services provided through the cellular network, e.g. airtime, connectivity, roaming and content services, as well as the sale of equipment: mobile phones, tablets, data cards, modems, etc. The fixed telephony segment includes communication services for business customers, international communication, calling cards, ISP with added value services, servers, etc. This segment also includes the sale of routers and telephones.

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Partner Communications Co. Ltd

Business Risk

Enhanced activity mix, maintaining a competitive position in the face of intense competition

We believe that the company’s business risk profile is supported by its established position as one of the leading players in the communication services market. The company is one of the three largest mobile services companies in Israel, with a 29% market share and about 2.9 million subscribers as of the end of the first quarter of 2014. The business risk profile is also supported by the company’s endeavors to increase its activity mix in the various segments of communication services, although the major part of its activity is in the mobile services segment. In addition, the company is a technology leader and the first to launch a 4G network.

On the other hand, the company is exposed to communication market characteristics, including extensive regulation and fierce competition in most of its fields of activity, which have led to erosion in the company’s operating profitability. This was also expressed in an increase in the churn rate to 11% in the second quarter of 2014 (compared to 9% in the second quarter of 2013). The annual churn rate reached a peak level of 39% in 2013, compared to 38% in 2012, which is also the highest among all three major mobile services companies. In addition, all three major companies, including Partner, experienced a decrease in Average Revenue per User (ARPU). Despite the large decrease in ARPU in 2012-2013, Partner’s ARPU is still higher than Cellcom’s (ilA+/Stable). Partner’s ARPU was NIS 83 in 2013 and NIS 76 in the second quarter of 2014, compared to NIS 97 in 2012 and NIS 83 in the second quarter of 2013.

Continued competition in the communication market has, among other things, put pressure on prices, and led to a decrease of about 19% in total revenues and to a decrease in the EBITDA cash flow. However, thanks to lower expenses, the decrease in operating profitability came to a halt at a level of 28% in 2013. Our base-case scenario assumes that the company is taking steps to lower its exposure by expanding to other areas of activity, cutting expenses, continued deleveraging and maintaining a moderate financial policy, so that in 2014-2015 we expect to see a slower decline in revenues and operating profit, and a smaller erosion in the level of operating profitability as expressed in an adjusted ratio of debt-to-EBITDA of about 26%-28%.

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Partner Communications Co. Ltd

Table 1.
Partner Communications Co. Ltd. -- Peer Comparison
Industry Sector: Wireless Communications
	Partner Communications Co. Ltd.	Cellcom Israel Ltd.	Bezeq - Israel Telecommunication Corp. Ltd.	Elisa Corp.
Rating as of July 28, 2014	ilAA-/Stable	ilA+/Stable	ilAA/Stable	BBB/Positive/A-2

	--Fiscal year ended Dec. 31, 2013--	--Fiscal year ended Dec. 31, 2013--	--Fiscal year ended Dec. 31, 2013--	--Fiscal year ended Dec. 31, 2013--
(Mil. €)
Revenues	944.8	1,030.1	1,999.4	1,547.4
EBITDA	264.4	334.9	872.7	534.4
Funds from operations (FFO)	206.3	234.0	635.5	443.6
Operating income	83.1	150.7	563.4	285.8
Cash flow from operations	330.0	299.0	806.1	420.9
Capital expenditures	100.8	76.3	256.7	212.5
Free operating cash flow	229.2	222.7	549.4	208.4
Dividends paid	0.0	16.9	591.7	204.2
Discretionary cash flow	229.2	205.7	(42.3)	4.2
Debt	943.2	1,117.7	2,040.2	1,044.0
Debt and equity	1,118.9	1,266.2	2,591.0	1,906.2
Adjusted ratios
Annual revenue growth (%)	(18.9)	(17.0)	(7.0)	(0.4)
EBITDA margin (%)	28.1	32.6	43.7	34.5
EBITDA interest coverage (x)	4.9	3.5	7.1	15.8
EBITDA cash int. cov. (x)	7.0	4.6	9.2	15.3
FFO cash int. cov. (X)	6.9	4.5	8.0	13.7
Debt/EBITDA (x)	3.6	3.3	2.3	2.0
FFO/debt (%)	21.9	21.0	31.2	42.5
Cash flow from operations/debt (%)	35.2	26.8	39.6	40.3
Free operating cash flow/debt (%)	24.6	20.0	27.0	20.0
Discretionary cash flow/EBITDA (%)	87.4	61.5	(4.7)	0.8
Total debt/debt plus equity (%)	84.3	88.3	78.7	54.8

Financial Risk

Continued deleveraging, “adequate” liquidity and continued moderate financial policy

We believe that the company’s financial risk profile is based on the following characteristics: continued gradual debt reduction, a leverage level consistent with the current rating, expressed in an adjusted debt-to-EBITDA ratio of about 3.6x and an FFO-to-debt ratio of about 21% in 2013 that we believe will not drop below 20% in 2014-2015; “adequate” liquidity; and continued generation of positive free cash flows over an extended period. The financial risk profile is also supported by the company’s conservative policy in managing liquidity and financial risk, and its good access to credit sources.

On the other hand, we note that these positive characteristics are mitigated by continued price competition, expressed, among other things, by a continuous decline in ARPU and high churn rates, as described above. Although we believe that the competition in the mobile services market will become somewhat more moderate in the medium term, we assume that cellular companies, including Partner, will not attain the same levels of profitability as prior to the entry of the new service providers.

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Partner Communications Co. Ltd

S&P Base-Case Cash Flow And Capital Structure Scenario

Given our operating scenario and the current level of debt, we expect the company’s performance in 2014 to support the coverage ratios we consider to be commensurate with the current rating, i.e. adjusted debt-to-EBITDA of about 3.5x and adjusted EBITDA-to-revenues of more than 25%.

We are basing our estimate on:

●	A certain moderation in the competition in the mobile communication market in the medium term.

●	No expected significant change in the level of capital investments, since the company has already completed its investments in 4G infrastructure.

●	Cutting general and administrative expenses.

Table 2.
Partner Communications Co. Ltd. -- Financial Summary
Industry Sector: Wireless Communications
	2013	2012	2011	2010	2009
(Mil. NIS)	--Fiscal year ended Dec. 31--
Revenues	4,519.0	5,572.0	6,998.0	6,674.0	6,079.0
EBITDA	1,268.0	1,739.5	2,409.5	2,734.0	2,446.9
Funds from operations (FFO)	988.9	1,319.8	1,739.4	2,055.4	1,862.4
Net income from continuing operations	135.0	478.0	443.0	1,243.0	1,141.0
Cash flow from operations	1,589.7	1,763.9	1,306.2	1,974.5	1,978.8
Capital expenditures	482.0	500.0	504.0	466.0	757.0
Free operating cash flow	1,107.7	1,263.9	802.2	1,508.5	1,221.8
Dividends paid	0.0	167.0	659.0	1,209.0	986.0
Discretionary cash flow	1,107.7	1,096.9	143.2	299.5	235.8
Debt	4,511.2	5,316.5	6,346.6	4,783.0	3,403.3
Debt and equity	5,351.5	6,020.0	6,773.9	5,409.0	5,365.3
Adjusted ratios
Annual revenue growth (%)	(18.9)	(20.4)	4.9	9.8	(3.5)
EBITDA margin (%)	28.1	31.2	34.4	41.0	40.3
EBITDA interest coverage (x)	4.9	6.2	6.4	10.3	9.2
Debt/EBITDA (x)	3.6	3.1	2.6	1.7	1.4
FFO/debt (%)	21.9	24.8	27.4	43.0	54.7
Cash flow from operations/debt (%)	35.2	33.2	20.6	41.3	58.1
Free operating cash flow/debt (%)	24.6	23.8	12.6	31.5	35.9
Discretionary cash flow/EBITDA (%)	87.4	63.1	5.9	11.0	9.6
Debt/debt and equity (%)	84.3	88.3	93.7	88.4	63.4
NIS- New Israeli Shekel.

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Partner Communications Co. Ltd

Liquidity: Adequate

The company’s liquidity is “adequate”, according to our criteria, considering the amount of cash in hand, the good cash flow generating ability and the proactive liquidity policy. We estimate that the company’s sources to uses ratio will be about 1.4x in 2014-2015. In accordance with our methodology, our scenario does not include uncertain debt issuances (such as bond issues), but we believe that the company enjoys good access to a variety of financing sources in the local capital market.

In our base-case scenario we assume that the company’s principal sources and uses from April 2014, until December 31, 2015, are as follows:

Principal Liquidity Sources		Principal Liquidity Uses

●	About NIS 0.5 billion in cash and marketable financial assets.	●	About NIS 0.4 billion in debt maturities.

●	Operating cash flow of about NIS 1.3 billion.	●	About NIS 0.9 billion in capital expenditures (including investments in LTE infrastructure and in OTT TV).

Partner Communications Company Ltd. – Debt Maturities
(NIS billion)	2014	2015	2016	2017	2018 and thereafter
Maturities	0.3	0.3	0.7	0.7	1.4

Modifiers

Diversification portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Neutral

Comparable ratings analysis: Neutral

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Partner Communications Co. Ltd

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust  the data reported in the company’s financial statements which we use to calculate coverage ratios. The main adjustments we made on Partner’s 2013 consolidated data are:

•      Neutralizing excess cash, as we define it, from reported financial debt .

•      Discounting long-term leases and adding them to reported debt.

•      Pension adjustments for the financial debt and equity.

•      Adjusting financial debt for legal claims.

•      Adjusting financial debt for accounts receivable discounted.

Table 3.
Reconciliation Of Partner Communications Co. Ltd. Reported Amounts With Standard & Poor’s Adjusted Amounts (Mil. NIS)
--Fiscal year ended Dec. 31, 2013--
Partner Communications Co. Ltd. reported amounts

	Debt	Shareholders’ equity	EBITDA	Operating income	Interest expense	EBITDA	Cash flow from operations
Reported	3,481.0	874.0	1,109.0	409.0	171.0	1,109.0	1,539.0
Standard & Poor’s adjustments
Interest expense (reported)	--	--	--	--	--	(171.0)	--
Interest income (reported)	--	--	--	--	--	29.0	--
Current tax expense (reported)	--	--	--	--	--	(46.0)	--
Trade receivables securitizations	272.0	--	--	--	17.8	(17.8)	49.0
Operating leases	1,023.2	--	233.0	68.5	68.5	164.5	164.5
compensation	33.8	(33.8)	--	--	1.5	(4.8)	10.2
Surplus cash	(360.8)	--	--	--	--	--	--
Share-based compensation expense	--	--	5.0	--	--	5.0	--
Non-operating income (expense)	--	--	--	29.0	--	--	--
flows	--	--	--	--	--	--	(173.0)
Debt - Litigation	62.0	--	--	--	--	--	--
EBITDA - Other	--	--	(79.0)	(79.0)	--	(79.0)	--
Total adjustments	1,030.2	(33.8)	159.0	18.5	87.7	(120.1)	50.7
Standard & Poor’s adjusted amounts
	Debt	Equity	EBITDA	EBIT	Interest expense	Funds from operations	Cash flow from operations
Adjusted	4,511.2	840.3	1,268.0	427.5	258.7	988.9	1,589.7

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Partner Communications Co. Ltd

Related Criteria And Research

•      “Corporate Methodology”, November 19, 2013;

•      “Corporate Methodology: Ratios and Adjustments”, November 19, 2013;

•      “Methodology and Assumptions: Liquidity Descriptors for Global Corporate Issuers”, November 19, 2013.

•      “Methodology: Management and Governance Credit Factors for the Corporate Entities and Insurers”, November 19, 2012.

•      “Methodology: The Connection Between The Global And Local Rating Scales”, February 2010.

•      “Key Credit Factors For Real Estate Industry”, November 19, 2013;

All articles can be found on the S&P website,  www.standardanpoors.com, or on the S&P Maalot website, www.maalot.co.il.

Rating Details (As of 18-August-2014)

Partner Communications Co. Ltd.
Issuer rating	ilAA-/Stable
Series B to E bonds Rating history 20-June-2013 6-Dec-2012 10-Sep-2012 19-Oct-2010 5-Oct-2009	ilAA- ilAA-/Stable ilAA-/Negative ilAA-/Watch Negative ilAA-/Negative ilAA-/Stable

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons.  The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market.  The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights.  This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: August 18, 2014